SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
Securities Exchange Act of 1934.

                  Commission File Number 0-1093

                         KAMAN CORPORATION
      (Exact name of registrant as specified in its charter)

                      1332 Blue Hills Avenue
                       Bloomfield, CT  06002
                          (860) 243-7100
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

               Series 2 Preferred Stock, Par Value $1.00;
        Depositary Shares, each representing one quarter of a share of Series 2 Preferred Stock
         (Title of each class of securities covered by this Form)
                             -----------
                  Class A Common Stock, Par Value $1.00;
           6% Convertible Subordinated Debentures Due 2012
  (Titles of all other classes of securities for which a duty to file reports under section 13(A) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ X ]    Rule 12h-3(b)(1)(ii)  [   ]
     Rule 12g-4(a)(1)(ii) [   ]    Rule 12h-3(b)(2)(i)   [   ]
     Rule 12g-4(a)(2)(i)  [   ]    Rule 12h-3(b)(2)(ii)  [   ]
     Rule 12g-4(a)(2)(ii) [   ]    Rule 15d-6            [   ]
     Rule 12h-3(b)(1)(i)  [   ]

     Approximate number of holders of record as of the date of this Certification and Notice: 0 (Series 2 Preferred Stock, Par Value
$1.00; 0 (Depositary Shares, each representing one quarter of a share of Series 2 Preferred Stock).

     Pursuant to the requirements of the Securities Exchange Act of 1934 Kaman Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 19, 1998          BY:
                              Name: Glenn M. Messemer
                              Title: Vice President